EXHIBIT 8.1

                        [Dorsey & Whitney LLP Letterhead]


                                 April ___, 1996



Daig Corporation
Board of Directors
14801 DeVeau Place
Minnetonka, MN 55345

         Re: Federal Income Tax Consequences of Merger of Partner Acquisition Corp. with and into Daig Corporation

Ladies and Gentlemen:

         We have acted as special counsel to Daig Corporation, a Minnesota corporation ("Daig"), in connection with the merger of Partner Acquisition Corp., a Minnesota corporation ("Merger Subsidiary"), a wholly-owned subsidiary of St. Jude Medical, Inc., a Minnesota corporation ("SJM"), with and into Daig pursuant to that certain Agreement and Plan of Merger dated as of January 29, 1996, by and among Daig, SJM and Merger Subsidiary (the "Merger Agreement"). Unless otherwise provided herein, capitalized terms used herein shall have the meanings assigned to them in the Merger Agreement.

         At the Effective Time of the Merger and pursuant to the Merger Agreement, Merger Subsidiary will be merged with and into Daig and the separate existence of Merger Subsidiary will cease. Pursuant to the Merger, all of the Daig Common Stock issued and outstanding at the Effective Time of the Merger (other than shares as to which statutory dissenters' appraisal rights have been exercised) will be converted into and exchanged for SJM Common Stock. SJM will issue cash in lieu of fractional shares of SJM Common Stock pursuant to the Merger.

         Daig has asked for our opinion concerning certain federal income tax consequences of the Merger. For purposes of rendering this opinion, we have examined the Merger Agreement and the Proxy Statement/Prospectus provided to the holders of Daig Common Stock dated April ___, 1996, and we have reviewed such questions of law as we have considered necessary or appropriate.

         Our opinion is based upon the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the current Treasury Department Regulations issued thereunder, the current published administrative positions of the Internal Revenue Service contained in revenue rulings, revenue procedures and other administrative pronouncements, and judicial decisions, all of which are subject to change prospectively and retroactively. Any change in such authorities may affect the opinions rendered herein. In rendering this opinion, we have relied upon the representations, warranties and covenants set forth in the Merger Agreement and the representations set forth in the certificates dated the date hereof delivered to us by Daig, SJM and certain holders of Daig Common Stock (the "Certificates"). Our opinion is also based on the assumption that Daig, SJM and Merger Subsidiary will at all times comply with the terms of the Merger Agreement and that the Merger will be consummated in the manner described therein.

         For purposes of this opinion you have represented, and with your permission we have assumed, that the holders of Daig Common Stock do not have any plan or intention to sell, exchange or otherwise dispose of a number of shares of SJM Common Stock received pursuant to the Merger that would reduce the ownership of SJM Common Stock by all of the pre-Merger holders of Daig Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding Daig Common Stock as of the same date.

         An opinion of counsel is predicated upon all the facts and conditions set forth in the opinion and is based upon counsel's analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion. It is not a guarantee of the current status of the law and should not be accepted as a guarantee that a court of law or an administrative agency will concur in the opinion.

         Based upon the foregoing, it is our opinion that the following federal income tax consequences will result from the Merger:

     1. The Merger will qualify as a reorganization within the meaning of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code and Daig, SJM and Merger Subsidiary each will be a party to the reorganization within the meaning of
Section 368(b) of the Code;

     2. No income, gain or loss will be recognized by Daig or SJM as a result of the consummation of the Merger;

     3. Subject to items 6 and 7 below, no gain or loss will be recognized by the holders of Daig Common Stock upon the exchange of Daig Common Stock solely for SJM Common Stock pursuant to the Merger;

     4. The basis of the SJM Common Stock received by a shareholder of Daig pursuant to the Merger, including any fractional shares deemed received as described in item 6 below, will be the same as the basis of the Daig Common Stock surrendered in exchange therefor;

     5. The holding period of the SJM Common Stock received by a shareholder of Daig pursuant to the Merger will include the period during which the Daig Common Stock surrendered therefor was held, provided the Daig Common Stock is a capital asset in the hands of the shareholder of Daig at the time of the Merger;

     6. Where cash is received by a holder of Daig Common Stock pursuant to the Merger in lieu of fractional shares of SJM Common Stock, the cash payment will be treated as received by the holder of Daig Common Stock as a distribution in redemption of the fractional share interest and such shareholder will recognize gain or loss, subject to the provisions and limitations of Section 302 of the Code; and

     7. Where cash is received by a holder of Daig Common Stock who exercises dissenters' rights, the cash payment will be treated as received by the holder of Daig Common Stock as a distribution in redemption of such shareholder's Daig Common Stock and such shareholder will recognize gain or loss, subject to the provisions and limitations of Section 302 of the Code.

         The foregoing opinion is being furnished to you solely for your benefit in connection with the Merger and may not be relied upon by, nor may copies be delivered to, any person without our prior written consent. Our opinion is limited to the matters expressly addressed in the seven (7) numbered paragraphs above. No opinion is expressed and none should be inferred as to any other matter.

         Our opinion is effective as of the date hereof and will remain effective as of the Effective Time of the Merger provided that (i) the representations and warranties set forth in the Merger Agreement remain true and correct as of the Effective Time of the Merger, (ii) the representations set forth in the Certificates remain true and correct as of the Effective Time of the Merger, (iii) the assumptions set forth above prove to be true and correct,
(iv) the Merger is consummated in accordance with the present terms of the Merger Agreement, and (v) there are no relevant changes in the Code, the Treasury Department Regulations issued thereunder, or administrative or judicial interpretations thereof.

         We hereby consent to the use of our name under the heading "Certain Federal Tax Consequences" in the Proxy Statement/Prospectus provided to the holders of Daig Common Stock and dated April ___, 1996, and we hereby confirm that the discussion under such heading accurately sets forth our advice as to the likely outcome of material issues under the federal income tax laws.

                                        Very truly yours,